EXHIBIT 12.1

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows Johnson Controls, Inc.’s ratio of earnings to fixed charges for fiscal years ended September 30, 2014, 2013, 2012, 2011 and 2010 and the quarter ended December 31, 2014:

	Year Ended September 30,					Quarter Ended December 31, 2014
(Dollars in millions)	2014	2013	2012	2011	2010
Net income attributable to Johnson Controls, Inc.	$1,433	$1,077	$1,099	$1,326	$1,322	$507
Income tax provision	482	696	161	189	130	131
Income attributable to noncontrolling interests	120	114	126	117	75	39
Income from equity affiliates	(395)	(399)	(338)	(285)	(252)	(102)
Distributed income of equity affiliates	204	210	190	194	212	10
Amortization of previously capitalized interest	16	18	9	10	11	4
Fixed charges less capitalized interest	478	448	409	331	302	129

Earnings	$2,338	$2,164	$1,656	$1,882	$1,800	$718

Fixed charges:
Interest incurred and amortization of debt expense	$353	$333	$313	$224	$193	$99
Estimated portion of interest in rent expense	153	157	151	141	130	36

Fixed charges	$506	$490	$464	$365	$323	$135
Less: Interest capitalized during the period	(28)	(42)	(55)	(34)	(21)	(6)

Fixed charges less capitalized interest	$478	$448	$409	$331	$302	$129

Ratio of earnings to fixed charges	4.6	4.4	3.6	5.2	5.6	5.3

For the purposes of computing this ratio, “earnings” consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.